Filed by The Chartwell Funds, on behalf of the Chartwell Small Cap Value Fund, pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: The Chartwell Funds, on behalf of the Berwyn Fund

File No. 333-222737

April 4, 2018

Dear Berwyn Fund Shareholders:

Recently, The Chartwell Funds’ Board of Trustees determined that reorganizing the Berwyn Fund into the Chartwell Small Cap Value Fund (the “Reorganization”) would be in the best interests of the Berwyn Fund and its shareholders. We agree with this determination and fully support its implementation. In addition to investing in the small-cap value sector of the market, both of these funds have the same investment objective, long-term capital appreciation1.

Since the end of last year, the Berwyn Fund has been managed by David C. Dalrymple, who has been a senior portfolio manager at Chartwell since 1997. Dave has also been the manager of the Chartwell Small Cap Value Fund since its inception in 2012. By combining these funds there will be an economy of scale from which shareholders should benefit. The Reorganization is not expected to result in a federal income tax gain, or loss, to Berwyn Fund shareholders and no sales charge or redemption fee will be imposed as a consequence of the Reorganization.

A special meeting of the shareholders of the Berwyn Fund will be held on April 26, 2018 to allow shareholders of record of the Berwyn Fund as of February 22, 2018 to vote on the proposed Reorganization. In order for the Reorganization to occur, the Reorganization must be approved by the vote of the lesser of (1) 67% or more of the voting securities present at the shareholder meeting, if more than 50% of the outstanding voting securities of the Berwyn Fund are present or represented by proxy; or (2) more than 50% of the outstanding voting securities of the Berwyn Fund. As a shareholder, you should have received a combined proxy statement/prospectus (“Proxy Statement/Prospectus”) via email, or U.S. mail, in recent days that explains this transaction and provides instructions on how you can vote your proxy. If you have not done so already, we urge you to take the time to cast your vote.

Finally, we want to thank all of the Berwyn Fund shareholders, some of whom have been owners since May, 1984 when the fund was created. We have appreciated your loyalty and although it is somewhat sad to see the Berwyn Fund’s name disappear, we are confident that Dave Dalrymple will work hard to continue its legacy. See enclosed fact sheet for the Chartwell Small Cap Value Fund.

Please contact us at 610-407-4867 if you have any questions.

Sincerely,

Bob Killen	Mike Magee
Senior Portfolio Manager	Chief Operating Officer

1205 Westlakes Drive ❘ Suite 100 ❘ Berwyn, Pa ❘ 19312 ❘ 610-296-1400

[1]	Berwyn Fund (BERWX) Objective: The fund seeks long-term capital appreciation with current income as a secondary consideration.

Chartwell Small Cap Value Fund (CWSIX) Objective: The fund seeks long-term capital appreciation.

RISKS:

Mutual fund investing involves risk, including the potential loss of principal.

BERWX: Investing in any mutual fund involves risk, including the risk that you may lose all or part of the money you invest. The Fund is a non-diversified fund which may present greater risks than investing in a diversified fund. It invests in equity securities which carry the potential for unpredictable drops in value and periods of lackluster performance. The Fund typically invests in securities that are considered undervalued by the Advisor. This may result in the Fund being invested in lesser-known companies or those currently out of favor with other investors. There is the chance these securities remain out of favor or not generally recognized by the market. In addition, the Fund invests primarily in small capitalization companies. Small capitalization companies are generally more volatile and less liquid than larger capitalization companies.

CWSIX: Small Cap stocks may be less liquid are more susceptible to market volatility because they may not have the management experience, financial resources, product diversification, or competitive strengths and tend to be sold less often and in smaller amounts relative to larger companies. Foreign securities involve greater currency valuation, economic, political, and regulatory environment risk relative to US securities. The Fund invests in ETFs and is therefore subject to the same risks as the underlying securities in which the ETF invests as well as entails higher expenses than if invested into the underlying ETF directly.

Please see the Proxy Statement/Prospectus for additional information regarding the risks of the investing in the Funds.

An investor should carefully consider the investment objectives, risks, charges and expenses of the Funds before voting on the Reorganization. The Proxy Statement/Prospectus contains this and other information about the Funds and should be read carefully before voting on the Reorganization. You may obtain a free copy of the Proxy Statement/Prospectus by calling 888-995-5505. The Proxy Statement/Prospectus is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). You may obtain a current copy of each Fund's prospectus by calling 888-995-5505 or by going to www.chartwellip.com.

Distributed by Foreside Fund Services, LLC.

1205 Westlakes Drive ❘ Suite 100 ❘ Berwyn, Pa ❘ 19312 ❘ 610-296-1400